Exhibit 99.49

NEWS RELEASE	May 9, 2005

ACCLAIM ENERGY TRUST TO RELEASE FIRST QUARTER RESULTS

AND ANNUAL MEETING WEBCAST

CALGARY, ALBERTA (AE.UN – TSX) – Acclaim Energy Trust announced today that it will webcast a portion of the meeting on Thursday, May 12, 2005 at the Metropolitan Convention Centre in Calgary, Alberta. The business portion of the Annual General and Special Meeting is scheduled to begin at 2:30 p.m. (MT). Mr. Paul Charron, President and CEO will present his remarks at 3:00 p.m. (MT).

The Trust will also release its first quarter results immediately following close of markets on Thursday, May 12, 2005.

To listen to this live webcast please visit Acclaim’s website at www.acclaimtrust.com. Please access the site at least 10 minutes prior to the scheduled start time of the presentation. The presentation and first quarter results will also be archived on the Trust’s website.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.8 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton

Director, Investor Relations

(403) 539-6343

1-877-539-6300

info@acclaimtrust.com

www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.